Grand Banks
Energy Corporation

RECEIVED

07022550

SUPPL

April 2, 2007

Via Federal Express

Securities and Exchange Commission
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549

Dear Sir/Ms.

RE: Grand Banks Energy Corporation
File No. 82-34896

For filing, in compliance to an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed a Schedule A with the document(s) listed attached.

We trust everything is in order, however if you require further information please contact my assistant, Sandi Jennings, at (403) 262-8666 extension #114.

Yours truly,

GRAND BANKS ENERGY CORPORATION

E.C. (Ted) McFeely
President and Chief Executive Officer

PROCESSED
APR 1 6 2007
THOMSON
FINANCIAL

ECM/sej
Enclosure

dlw 4/11

File No. 82-34896

SCHEDULE A

Documents filed during the month of March 2007

Document:

1. Press Release dated March 8, 2007

GRAND BANKS ENERGY CORPORATION

RECEIVED

For Immediate Release

("GBE" – TSX-V)

GRAND BANKS PROVIDES 2006 RESERVES SUMMARY, OPERATIONAL UPDATE AND MANAGEMENT CHANGES

CALGARY, March 8, 2007

Grand Banks Energy Corporation ("Grand Banks" or "Company") is pleased to provide its December 31, 2006 reserves information. These results, which are summarized below, will be filed in greater detail in NI 51-101 format on SEDAR at a later date, along with our 2006 year-end financial information.

Highlights

Grand Banks achieved exceptional growth in reserves per share in the year ending December 31, 2006.

- Increase Proved reserves from December 31, 2005: 101.8%
- Increase Proved plus Probable (P+PA) reserves from December 31, 2005: 93.9%
- Estimated Net Asset Value ("NAV") per fully diluted share:
  - 5 percent discounted P+PA reserve value before tax: $2.35/share
  - 10 percent discounted P+PA reserve value before tax: $1.84/share
- Finding & Development Cost P+PA with future development capital (FDC): $15.56/boe
- Proved plus Probable Reserves Replacement: 691%
- Proved plus Probable Reserve Life Index (based on 2006 exit production): 12.2 years

Summary of Working Interest Reserves and Values

	Proved Producing	Total Proved	Total Probable	Total Proved plus Probable
Light/Medium Oil (mbbls)	1,008.5	1,356.2	996.2	2,352.5
Natural Gas (mmcf)	1,249.7	3,571.8	4,783.8	8,355.6
Natural Gas Liquids (mbbls)	28.0	32.1	16.1	48.2
Oil Equivalent (mboe)	1,244.8	1,983.6	1,809.7	3,793.3
Before Tax Present Value ($M)				
Discounted (at)				
5%	34,130.4	49,760.3	37,325.3	87,085.6
10%	29,799.3	42,587.7	26,496.4	69,084.1

Grand Banks had an estimated $52.8 million in tax pools at December 31, 2006.

'The above summary of reserves and values was based on the following price and cost assumptions:
Summary of Pricing and Inflation Rate Assumptions (Forecast Prices and Costs) Paddock (December 31, 2006).

Year	WTI Cushing ($US/bbls)	Edmonton Ref Price ($Cdn/bbls)	Cromer 29 API ($Cdn/bbls)	Natural Gas AECO Spot Price ($Cdn/mmbtu)	Inflation Rate (%/year)	Exchange Rate ($US/$Cdn)
2007	61.00	68.58	63.78	7.15	2.0	0.87
2008	60.00	67.40	62.69	7.72	2.0	0.87
2009	60.00	67.37	62.66	7.70	2.0	0.87
2010	58.00	65.04	60.49	7.68	2.0	0.87
2011	56.00	62.71	58.32	7.83	2.0	0.87

Note: All prices and costs escalated at 2% per year after 2011

Grand Banks Working Interest Reserves Reconciliation (Forecast Prices and Costs, unaudited)

Oil Equivalent (mboe)	Total Proved	Total Proved plus Probable
Opening Balance December 31, 2005	982.8	1,956.0
Acquisitions/Dispositions	16.0	14.3
Extensions/Revisions/Discoveries	1,295.9	2,134.1
Production	(311.1)	(311.1)
Closing Balance December 31, 2006	1,983.6	3,793.3
Reserve Replacement Ratio	4.2	6.9
Reserve Life Index (RLI) (yrs)	6.4	12.2

(RLI based on 2006 exit production rate of approximately 850 boed)

Grand Banks Finding, Development and Acquisition Costs (FD&A) (unaudited)

During 2006, Grand Banks spent approximately $26 million on exploration and development (including minor acquisition costs) and estimates its finding and development costs as follows:

FD&A Costs ($/boe) unaudited	Proved	Proved plus Probable
FD&A including FDC	$25.64	$15.56

Grand Banks Recycle Ratio (unaudited)

Grand Banks estimated 2006 operating netback was $36.51/boe.

Recycle Ratio	Proved	Proved plus Probable
All-in, including FDC	1.42	2.35

Grand Banks 2006 Net Asset Value per Fully Diluted Share Information (unaudited)

Using Reserve Value at December 31, 2006 - Forecast Pricing and Costs:

($M except share amounts)	5% Before Tax	10% Before Tax
Proved Plus Probable Reserve Value (includes future capital)	87,086	69,084
Undeveloped Land at Cost	1,785	1,785
Option Proceeds	3,548	3,548
Estimated Net Debt	(10,600)	(10,600)
Estimated Total Net Assets	81,819	63,817
Fully Diluted Shares Outstanding (M)	34,769	34,769
Estimated Net Asset Value per Fully Diluted Share	$2.35	$1.84

Operations Update

Current production is approximately 830 boepd, with approximately 75% of that being high netback light oil with the remainder natural gas. When the Tower Creek 2-21 discovery well commences production (expected around June) our 16.667% working interest in the well is expected to net approximately 400 boepd of sales, increasing our corporate production to approximately 1,200 boepd.

Tower Creek
The tie in of the Leduc gas well at 2-21-55-27W5 is proceeding. SemCAMS (the Operator of the Kaybob 3 Gas Plant) is currently installing 11 miles of transmission pipeline to their Gregg Lake/Obed system. Grand Banks is installing a mile of pipeline and has acquired the necessary equipment and construction is underway to construct a 25 mmscf/d Central Dehydration Plant nearby the well at 14-15-55-27W5. The well is anticipated to commence production on or around June 1. Grand Banks owns 16.667% in the 2-21 well and the 14-15 Plant and operates both.

Grand Banks expects to spud a second exploration well at Tower Creek by July 1, 2007. Grand Banks will pay 19.65% of the costs to earn a 17.56% interest in the well, which will target a seismically defined, very high deliverability, fractured, over-pressured Wabumun sweet gas reservoir. The well, located at 11-26-55-27 W5M, is expected to cost approximately $18.5 million to drill, and is located only about 2 miles from the 14-15 Plant.

Viewfield/Stoughton Bakken Project Sale
Grand Banks has retained Rundle Energy Partners to assist in the sale of our operated 50% working interest Viewfield/Stoughton area, located in SE Saskatchewan. This property currently produces approximately 50 bopd of light sweet crude from 4 wells (2 net). The lands associated with the sale lie within the heart of an emerging Bakken light oil resource play that is being developed by several competitors. We estimate that we have as many as 50 to 80 additional Bakken drilling locations on company lands.

To maximize value from the Bakken play, facilities must be installed to gather and process the oil, solution gas and water from these wells. Grand Banks believes that this value may be better realized by another company with a more concentrated land position. We intend to use the net proceeds from the sale of this property primarily for the drilling of development wells in our other Williston Basin core areas, especially our Three Forks (Torquay) light oil play located in Manitoba and eastern Saskatchewan.

Management Changes

The Board of Directors are pleased to announce the appointments of Mary Kennedy, C.A. as Chief Financial Officer and Vice President, Finance, effective March 26, 2007 and Dave Eskesen as Vice President, Land,

effective March 19, 2007. These appointments follow the retirement of David Blain, Chief Financial Officer, effective March 25, 2007 and the resignation of Shawn McDonald, Vice President, Land, effective March 18, 2007 who has left to pursue other business opportunities. The Board of Directors would like to thank both Mr. Blain and Mr. McDonald for the contributions they have made to the growth of the Company.

The Company also announces today the granting of 838,300 stock options exercisable at $1.40 per share to officers and employees for a period of five years from the later of the date of grant or the date of vesting. The options will vest in three equal parts with one part vesting immediately and the other two parts each vesting on the next two subsequent anniversary dates. On a change of management or control these options vest immediately. After the grant of these options, the Company will have a total of 3,150,701 options outstanding at an exercise price of $1.00 to $1.80 per share. The Company currently has 32,396,184 shares outstanding.

The granting of the said options is subject to acceptance by the applicable securities regulatory authorities.

Advisory

The oil and natural gas reserves data set forth above is based on consolidation of evaluations performed by Paddock Lindstrom & Associates Ltd. ("Paddock") and McDaniel & Associates Ltd. ("McDaniel"), each being a qualified, independent reserves evaluator firm engaged by the Board of Directors to collectively evaluate the Company's oil and natural gas reserves. The above information with an effective date of December 31, 2006 comes from the Paddock Report dated February 22, 2007 and the McDaniel's Report dated January 18, 2006. These estimates were calculated using forecast prices and costs.

"Unaudited Numbers": *Grand Banks annual audit of its financial statements is not yet complete and accordingly all financial amounts referred to in this press release are management's best estimates, which have not been audited.*

"Finding and Development Costs": *The aggregate of the exploration and development costs incurred in the most recent financial year and any change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.*

"Forecast prices and costs" *means future prices and costs used by Paddock in the Reserve Report that are generally accepted as being a reasonable outlook of the future, or fixed or currently determinable future prices or costs to which the Corporation is bound.*

"Reserves Replacement" *calculated by dividing the changes in Proved plus Probable volumes from December 31, 2005 to December 31, 2006, prior to deducting the 2006 production, by 2006 production.*

"Working Interest" *reserves equate to those reserves that are referred to as "Gross" reserves by the Canadian Securities Administrators ("CSA") in NI 51-101, which are the Company's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Company.*

"Present Value" *of future net revenue attributable to Grand Banks' reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to Grand Banks' reserves estimated in the reserve report represent the fair market value of those reserves. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to effects of aggregations. The recovery and reserve estimates of Grand Banks' oil, natural gas, and NGL reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.*

Meaning of Boe and Boepd

When used in this press release, boe means a barrel of oil equivalent on the basis of 1 boe to 6 thousand cubic feet of natural gas. Boepd means a barrel of oil equivalent per day. Boe's may be misleading, particularly if used

in isolation. A boe conversion ratio of 1 boe for 6 thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The common shares offered have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and many not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

END